Exhibit 99.1

Silicon Motion Announces Third Quarter Results for the Period Ended September 30, 2010

Third Quarter 2010

Financial Highlights

•	Net sales increased 5% quarter-over-quarter to US$34.2 million from US$32.5 million in 2Q10

•	Gross margin excluding stock-based compensation increased to 48.4% from 47.7% in 2Q10

•	Operating expenses excluding stock-based compensation, acquisition-related charges, and other items increased to US$13.2 million from US$13.0 million in 2Q10

•	Operating margin excluding stock-based compensation, acquisition-related charges, and other items increased to 9.8% from 7.6% in 2Q10

•	Diluted earnings per ADS excluding stock-based compensation, acquisition-related charges, net foreign exchange gain (loss), and other items increased to US$0.16 from US$0.09 in 2Q10

Business Highlights

•	Increased total unit shipments 13% sequentially and 57% year-over-year to approximately 106 million units

•	Increased storage controller unit shipments 14% sequentially and 62% year-over-year

•	Increased our SSD and embedded controller sales by almost 30% sequentially and continue to account for nearly 10% of total corporate revenue

•	Increased our sales of 3-bits per cell controllers by about 5% sequentially and continue to account for approximately 25% of our total controller sales

•	Began shipping our ISDB-T mobile TV SoC for Samsung’s flagship Galaxy S Android smartphones for Brazil

•	More than doubled our mobile TV SoC wins for Android smartphones in Korea

Taipei, Taiwan, November 4, 2010 – Silicon Motion Technology Corporation (NasdaqGS: SIMO; the “Company”) today announced its third quarter of 2010 financial results. For the third quarter of 2010, net sales increased 5% quarter-over-quarter to US$34.2 million from US$32.5 million in the second quarter of 2010. Net income (GAAP) for the third quarter decreased quarter-over-quarter to US$0.3 million or US$0.01 per diluted ADS from a GAAP net income of US$2.2 million or US$0.07 per diluted ADS in the second quarter of 2010.

Net income excluding stock-based compensation, acquisition-related charges, foreign exchange gain, and other items increased in the third quarter to US$5.1 million or US$0.16 per diluted ADS compared with a net income in the second quarter of US$2.9 million or US$0.09 per diluted ADS in the second quarter of 2010.

Third Quarter 2010 Financial Review

Commenting on the results of the third quarter, Silicon Motion’s President and CEO, Wallace Kou, said:

“We are pleased to report another solid quarter for Silicon Motion with revenue growing 5% sequentially and 48% from a year ago. Continuing revenue growth combined with a better gross margin and tight operating expense management resulted in operating margin expanding over 200 basis points to almost 10%.

Our mobile storage continued to perform well as revenue grew 11% sequentially and nearly 75% compared with the third quarter of 2009. Our mobile storage volume increased by nearly 15% in the third quarter while ASPs declined by a modest 3% sequentially because of growing sales of higher value-added controllers, such as advanced 3-bits per cell TLC controllers, leading edge 20nm MLC controllers, together with our unique SSD and embedded flash controllers. During this quarter, our business was constrained by both flash industry supply and consumer demand. Flash vendors limited sales of flash to maintain market price discipline while consumer demand in many end markets was lackluster. However, we saw pockets of strength, especially relating to Android and other smartphones that have card slots. Our card controller sales were exceptionally strong, growing almost 40% quarter-over-quarter, driven by bundled sales, which grew nearly 50% quarter-over-quarter and continued to account for well over half of all our card controller sales. TLC controller sales grew about 5% sequentially, as flash vendors limited their TLC flash sales to maintain price discipline, and our TLC controller sales continued to account for about 25% of our overall controller sales. USB flash drive controller sales were very weak, declining 21% quarter-over-quarter, primarily because of weak retail device sales. We continued robust controller sales for SSD and embedded business solutions used in networking equipment and industrial applications. Sales of these SSD and embedded controllers grew almost 30% sequentially. One of our largest customers started mass production of SSDs using our controllers for several tier 1 Japanese automotive telematics OEMs.

Our mobile communications business improved in the third quarter driven by revenue growth in both our transceiver and our mobile TV segments. Our Korea T-DMB mobile TV SoC sales grew over 40% quarter-over-quarter as our second generation SoC began initial sales ramp. Shipments of mobile TV IC solutions to China, Brazil, and other non-Korea markets grew over 10% quarter-over-quarter and continued to exceed our IC shipments in Korea, which demonstrated our success in expanding our mobile TV sales beyond our home market.”

Sales

Net sales in the third quarter were US$34.2 million, an increase of 5% compared with the previous quarter. For the quarter, mobile storage products accounted for 71% of net sales, mobile communications 17% of net sales, multimedia SoCs 11% of net sales, and others 1% of net sales.

Net sales of mobile storage products, which primarily include flash memory card, USB flash drive, SSD and embedded flash controllers, increased 11% from the second quarter of 2010 to US$24.4 million this quarter.

Net sales of mobile communication products, which primarily include mobile TV IC solutions and handset transceivers, increased 11% from the second quarter of 2010 to US$5.9 million this quarter.

Net sales of multimedia SoC products, which are primarily embedded graphics processors, decreased 10% from the second quarter of 2010 to US$3.6 million this quarter.

Gross and Operating Margins

Gross margin excluding stock-based compensation increased to 48.4% from 47.7% in the second quarter. GAAP gross margin increased to 48.3% from 47.5% in the second quarter.

Operating expenses excluding stock-based compensation, acquisition-related charges, and other items were US$13.2 million, which was higher than the US$13.0 million expended in the second quarter. Research and development expenditures, excluding stock-based compensation, were US$7.9 million, which was lower than the US$8.0 million in the previous quarter. Selling and marketing expenses excluding stock-based compensation were US$2.9 million, which was unchanged compared to the previous quarter. General and administrative expenses excluding stock-based compensation and litigation expenses were US$2.3 million, an increase from the US$2.1 million reported in the previous quarter. Stock-based compensation was US$1.8 million in the third quarter, which is higher than the US$1.5 million in the second quarter. Acquisition-related charges were US$0.5 million, unchanged from the second quarter. Litigation expenses were less than US$0.1 million in the third quarter, similar to the previous quarter.

Operating margin excluding stock-based compensation, acquisition-related charges, and other items was 9.8%, an increase from 7.6% in the previous quarter. GAAP operating margin was 2.9%, a decrease from the 5.3% in the second quarter.

Other Income and Expenses

Net total other income excluding net foreign exchange gain or loss, and other items was US$0.1 million, similar to the second quarter. GAAP net total other income was a loss of US$2.4 million compared with a net total other income of US$0.2 million in the second quarter due primarily to a foreign exchange loss of US$2.4 million in the third quarter.

Earnings

Net income excluding stock-based compensation, acquisition-related charges, net foreign exchange gain or loss, and other items was US$5.1 million this quarter, an increase from US$2.9 million in the second quarter. Diluted earnings per ADS excluding stock-based compensation, acquisition-related charges, net foreign exchange gain or loss, and other items was US$0.16, an increase from US$0.09 in the previous quarter.

GAAP net income was US$0.3 million, a decrease from the net income of US$2.2 million in the second quarter of 2010. Diluted GAAP earnings per ADS were US$0.01, a decrease from US$0.07 in the previous quarter.

Balance Sheet

Cash, cash equivalents, and short-term investments decreased to US$58.4 million from US$64.5 million at the end of the second quarter of 2010 due primarily to an increase in inventory to more normalized levels.

Cash Flow

Our cash flows were as follows:

3 months ended September 30, 2010
	(In US$	millions )
Net income		0.3
Depreciation & amortization		1.7
Changes in operating assets and liabilities		(9.0)
Others		0.4

Net cash provided by (used in) operating activities		(6.6)

Acquisition of property and equipment		(1.0)
Others		(2.7)

Net cash provided by (used in) investing activities		(3.7)

Others		—

Net cash provided by (used in) financing activities		—

Effects of changes in foreign currency exchange rates on cash		1.3

Net decrease in cash and cash equivalents		(9.0)

Pro-forma adjustment for foreign exchange translation		1.2

Pro-forma net decrease in cash and cash equivalents		(7.8)

During the third quarter of 2010, we spent US$1.0 million in capital expenditures primarily relating to the purchase of software and design tools.

Business Outlook:

Silicon Motion’s President and CEO, Wallace Kou, added:

“We’ve increased our revenue sequentially every quarter this year and while we would like this recovery momentum to continue in the fourth quarter, we must highlight that leading flash vendors are in the short-term tightening their sales of flash components to the market and this may affect some of our customers. The strength of our TLC, 20nm MLC, and other advanced controller technologies, as well as strong bundled card sales, especially relating to smartphones, and robust sales to the China domestic market may partially mitigate this risk. Furthermore, we expect continued recovery from our mobile TV and transceiver products in the fourth quarter.”

For the fourth quarter of 2010, management expects:

•	Revenue to be down 5% to up 5% sequentially

•	Gross margin excluding stock-based compensation to be in the 46% to 48% range

•	Operating expenses excluding stock-based compensation, acquisition-related charges, and other items of approximately US$12 to US$14 million

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00am Eastern Time on November 4, 2010.

(Speakers)

Wallace Kou, President & CEO

Riyadh Lai, CFO

Jason Tsai, Director of Investor Relations and Strategy

PRE-REGISTRATION:

https://cossprereg.btci.com/prereg/key.process?key=PUBDPYMPN

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): 1 888 713 4215

USA (Toll): 1 617 213 4867

Taiwan (Toll Free): 0080 144 4360

Participant Passcode: 3465 5614

REPLAY NUMBERS (for 7 days):

USA (Toll Free): 1 888 286 8010

USA (Toll): 1 617 801 6888

Participant Passcode: 6266 4136

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation, acquisition-related charges and other items, including non-GAAP cost of sales, non-GAAP gross profit, non-GAAP selling, general, and administrative expenses, non-GAAP operating income, non-GAAP net income, and non-GAAP earnings per diluted ADS. These non-GAAP measures are not in accordance with or an alternative for GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because it is consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

–	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;
–	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;
–	a better understanding of how management plans and measures the Company’s underlying business; and
–	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of stock options and restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Acquisition-related charges consist of non-cash charges that can be impacted by the timing and magnitude of our acquisitions. We consider our operating results without these charges when evaluating our ongoing performance and forecasting our earnings trends, and therefore excludes such charges when presenting non-GAAP financial measures. We believe that the assessment of our operations excluding these costs is relevant to our assessment of internal operations and comparisons to the performance of our competitors. Acquisition-related charges include the following:

–	Amortization of intangible assets relates to the amortization of core technology, customer relationship, and other intangibles acquired as part of an acquisition.

Litigation expenses consist of legal expenses relating to intellectual property disputes, commercial claims and other types of litigation. We consider litigation to be an unusual, non-recurring activity that does not occur regularly in the normal course of our business and therefore exclude these types of charges when presenting non-GAAP financial measures.

Gain from settlement of litigation relates to the one-time payment in connection with a favorable settlement of certain litigation with ASE.

Impairment of long-term investments relates to the other-than-temporary, non-operating write down of the Company’s minority stake investments. We do not consider these investments which were made before 2007 to be strategic and exclude the performance of these investments when evaluating our ongoing performance and forecasting our earnings trends, and therefore excludes losses (and gains) from the investments when presenting non-GAAP financial measures.

Foreign exchange gains and losses consists of translation gains and/or losses of non-NT$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-NT$ currencies against the NT$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per share data, unaudited)

	For the Three Months Ended
	Sep. 30, 2009 (NT$)	Jun. 30, 2010 (NT$)	Sep. 30, 2010 (NT$)	Sep. 30, 2009 (US$)	Jun. 30, 2010 (US$)	Sep. 30, 2010 (US$)
Net Sales	759,427	1,035,398	1,092,485	23,132	32,488	34,204
Cost of sales	394,448	543,452	565,147	12,015	17,052	17,694

Gross profit	364,979	491,946	527,338	11,117	15,436	16,510
Operating expenses
Research & development	279,293	280,579	285,238	8,507	8,804	8,930
Sales & marketing	94,200	103,705	106,210	2,869	3,254	3,325
General & administrative	89,926	79,219	87,205	2,739	2,486	2,730
Amortization of intangibles assets	48,151	17,316	17,316	1,467	543	542
Gain from settlement of litigation	—	(43,500)	100	—	(1,365)	3

Operating income (loss)	(146,591)	54,627	31,269	(4,465)	1,714	980

Non-operating income (expense)
Gain on sale of investments	22	5	25	1	—	1
Interest income, net	4,328	2,264	1,704	132	71	53
Impairment of long-term investments	(6,472)	(4,100)	—	(197)	(129)	—
Foreign exchange gain (loss), net	(49,402)	7,077	(77,862)	(1,506)	222	(2,438)
Others, net	6	967	(32)	—	31	(1)

Subtotal	(51,518)	6,213	(76,165)	(1,570)	195	(2,385)

Income (loss) before income tax	(198,109)	60,840	(44,896)	(6,035)	1,909	(1,405)
Income tax expense (benefit)	(44,971)	(10,835)	(55,495)	(1,370)	(340)	(1,737)

Net income (loss)	(153,138)	71,675	10,599	(4,665)	2,249	332

Basic earnings (loss) per ADS	$(5.51)	$2.45	$0.36	$(0.17)	$0.08	$0.01

Diluted earnings (loss) per ADS	$(5.51)	$2.36	$0.35	$(0.17)	$0.07	$0.01

Margin Analysis:
Gross margin	48.1%	47.5%	48.3%	48.1%	47.5%	48.3%
Operating margin	(19.3%)	5.3%	2.9%	(19.3%)	5.3%	2.9%
Net margin	(20.2%)	6.9%	1.0%	(20.2%)	6.9%	1.0%

Additional Data:
Weighted avg. ADS equivalents(1)	27,775	29,224	29,226	27,775	29,224	29,226
Diluted ADS equivalents	27,775	30,313	30,446	27,775	30,313	30,446

(1)	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per share data, unaudited)

	For the Three Months Ended
	Sep. 30, 2009 (NT$)	Jun. 30, 2010 (NT$)	Sep. 30, 2010 (NT$)	Sep. 30, 2009 (US$)	Jun. 30, 2010 (US$)	Sep. 30, 2010 (US$)
GAAP net income (loss)	(153,138)	71,675	10,599	(4,665)	2,249	332
Stock-based compensation:
Cost of sales	3,223	1,551	1,870	98	49	59
Research and development	39,265	26,651	31,909	1,196	836	999
Sales and marketing	15,066	10,014	12,024	459	314	376
General and administrative	15,700	9,388	11,140	478	295	349

Total stock-based compensation	73,254	47,604	56,943	2,231	1,494	1,783

Acquisition related charges:
Amortization of intangible assets	48,151	17,316	17,316	1,467	543	542
Litigation expenses	1,073	2,543	1,544	32	80	48
Gain from settlement of litigation	—	(43,500)	100	—	(1,365)	3
Foreign exchange loss (gain), net	49,402	(7,077)	77,862	1,506	(222)	2,438
Impairment of long-term investments	6,472	4,100	—	197	129	—

Non-GAAP net income (loss)	25,214	92,661	164,364	768	2,908	5,146

Shares used in computing non-GAAP basic earnings per ADS	27,775	29,224	29,226	27,775	29,224	29,226

Shares used in computing non-GAAP diluted earnings per ADS	31,641	32,027	32,237	31,641	32,027	32,237

Non-GAAP basic earnings (loss) per ADS	$0.91	$3.17	$5.62	$0.03	0.10	0.18

Non-GAAP diluted earnings (loss) per ADS	$0.80	$2.89	$5.10	$0.02	0.09	0.16

Non-GAAP gross margin	48.5%	47.7%	48.4%	48.5%	47.7%	48.4%
Non-GAAP operating margin	(3.2%)	7.6%	9.8%	(3.2%)	7.6%	9.8%

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages, and per ADS data)

(unaudited)

	For the Nine Months Ended
	Sep. 30, 2009 (NT$)	Sep. 30, 2010 (NT$)	Sep. 30, 2009 (US$)	Sep. 30, 2010 (US$)
Net Sales	2,165,076	2,958,655	64,972	92,690
Cost of sales	1,155,769	1,548,871	34,683	48,524

Gross profit	1,009,307	1,409,784	30,289	44,166
Operating expenses
Research & development	762,968	805,525	22,896	25,236
Sales & marketing	261,924	308,849	7,860	9,676
General & administrative	275,401	248,404	8,265	7,782
Amortization of intangible assets	144,109	51,928	4,325	1,627
Gain from settlement of litigation	—	(43,400)	—	(1,360)

Operating income (loss)	(435,095)	38,478	(13,057)	1,205

Non-operating expense (income)
Gain on sale of investments	223	40	7	1
Interest income, net	15,066	6,482	452	203
Foreign exchange gain (loss), net	(78,365)	(77,265)	(2,352)	(2,421)
Impairment of long-term investments	(6,472)	(6,401)	(194)	(201)
Others, net	(2,132)	(3,119)	(64)	(98)

Subtotal	(71,680)	(80,263)	(2,151)	(2,516)

Income (loss) before income tax	(506,775)	(41,785)	(15,208)	(1,311)
Income tax expense (benefit)	(101,259)	(54,208)	(3,039)	(1,700)

Net income (loss)	(405,516)	12,423	(12,169)	389

Basic earnings (loss) per ADS	$(14.68)	$0.43	$(0.44)	$0.01

Diluted earnings (loss) per ADS	$(14.68)	$0.42	$(0.44)	$0.01

Margin Analysis:
Gross margin	46.6%	47.7%	46.6%	47.7%
Operating margin	(20.1%)	1.3%	(20.1%)	1.3%

Weighted average ADS:
Basic	27,619	28,969	27,619	28,969
Diluted	27,619	29,738	27,619	29,738

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Nine Months Ended
	Sep. 30, 2009 (NT$)	Sep. 30, 2010 (NT$)	Sep. 30, 2009 (US$)	Sep. 30, 2010 (US$)
GAAP net income (loss)	(405,516)	12,423	(12,169)	389
Stock-based compensation:
Cost of sales	8,746	4,211	262	132
Research and development	106,271	73,157	3,189	2,292
Sales and marketing	36,242	34,856	1,088	1,092
General and administrative	49,940	27,880	1,499	873

Total stock-based compensation	201,199	140,104	6,038	4,389

Acquisition related charges:
Amortization of intangible assets	144,109	51,928	4,325	1,627
Litigation expenses	3,902	6,249	117	196
Gain from settlement of litigation	—	(43,400)	—	(1,360)
Impairment of long-term investments	6,472	6,401	194	201
Foreign exchange loss (gain), net	78,365	77,265	2,352	2,421

Non-GAAP net income	28,531	250,970	857	7,863

Weighted avg. ADS (non-GAAP):
Basic	27,619	28,969	27,619	28,969

Diluted	30,401	30,907	30,401	30,907

Non-GAAP basic earnings per ADS	$1.03	$8.66	$0.03	$0.27

Non-GAAP diluted earnings per ADS	$0.94	$8.12	$0.03	$0.25

Non-GAAP gross margin	47.0%	47.8%	47.0%	47.8%
Non-GAAP operating margin	(4.0%)	6.5%	(4.0%)	6.5%

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands)

(unaudited)

	Sep. 30, 2009 (NT$)	Jun. 30, 2010 (NT$)	Sep. 30, 2010 (NT$)	Sep. 30, 2009 (US$)	Jun. 30, 2010 (US$)	Sep. 30, 2010 (US$)
Cash and cash equivalents	1,932,867	2,058,362	1,770,267	59,601	64,183	56,414
Short-term investments	33,143	11,175	61,193	1,022	348	1,950
Accounts receivable (net)	610,342	625,707	693,236	18,820	19,511	22,092
Inventories	517,689	377,340	701,416	15,963	11,766	22,352
Refundable deposits—current	66,167	138,800	214,355	2,040	4,328	6,831
Deferred income tax assets (net)	80,298	4,417	18,081	2,476	138	576
Prepaid expenses and other current assets	102,925	132,503	134,057	3,175	4,132	4,272

Total current assets	3,343,431	3,348,304	3,592,605	103,097	104,406	114,487

Long-term investments	17,908	6,271	6,271	552	196	200
Property and equipment (net)	858,085	760,698	754,247	26,460	23,720	24,036
Goodwill and intangible assets (net)	2,499,051	1,226,527	1,209,211	77,061	38,245	38,535
Other assets	312,997	249,776	303,755	9,650	7,788	9,679

Total assets	7,031,472	5,591,576	5,866,089	216,820	174,355	186,937

Accounts payable	299,688	443,066	580,686	9,241	13,816	18,505
Income tax payable	38,713	22,925	24,277	1,194	715	774
Accrued expenses and other current liabilities	426,336	419,659	449,007	13,146	13,085	14,308

Total current liabilities	764,737	885,650	1,053,970	23,581	27,616	33,587
Other liabilities	106,859	100,324	101,094	3,295	3,128	3,222

Total liabilities	871,596	985,974	1,155,064	26,876	30,744	36,809
Shareholders’ equity	6,159,876	4,605,602	4,711,025	189,944	143,611	150,128

Total liabilities & shareholders’ equity	7,031,472	5,591,576	5,866,089	216,820	174,355	186,937

Note: The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the income statement have been translated from New Taiwan dollars, using an average exchange rate of NT$32.83 to US$1 for 3Q09, NT$31.87 to US$1 for 2Q10, and NT$31.94 to US$1 for 3Q10 based on the average of the historical exchange rates reported by the Oanda Corporation. Amounts from the balance sheet have been translated using the ending exchange rate for the period. The exchange rate was NT$32.43 to US$1 at the end of 3Q09, NT$32.07 to US$1 at the end of 2Q10 and NT$31.38 to US$1 at the end of 3Q10.

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have three major product lines: mobile storage, mobile communications, and multimedia SoCs. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, and embedded flash applications. Our mobile communications business is composed primarily of mobile TV IC solutions and handset transceivers. Our multimedia SoCs business is composed primarily of embedded graphics processors.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s expected fourth quarter 2010 revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the fourth quarter. Forward-looking statements also include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions, including the general global economic slowdown as it effects the Company, its customers and consumers; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on June 25, 2010. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Jason Tsai	Selina Hsieh
Director of IR and Strategy	Investor Relations
Tel: +1 408 519 7259	Tel: +886 3 552 6888 x2311
Fax: +1 408 519 7101	Fax: +886 3 560 0336
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:
Sara Hsu
Project Manager
Tel: +886 2 2219 6688 x3509
Fax: +886 2 2219 6868
E-mail: sara.hsu@siliconmotion.com